SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

            ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                    Investment Company Act File No. 811-00249

                  The undersigned, a Delaware business trust, hereby notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of Delaware Group Equity Funds I, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name of Registrant:      Delaware Group Equity Funds I
                         (a Delaware business trust, as successor registrant to Delaware Group Equity Funds I, Inc., a Maryland corporation)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                         1818 Market Street
                         Philadelphia, PA 19103

Telephone Number (including area code):  (215) 255-1255

Name and address of agent for service of process:

                         Eric E. Miller, Esq.
                         1818 Market Street
                         Philadelphia, PA 19103

Check Appropriate Box:

               Registrant is filing an Amendment to its Registration Statement pursuant to Section
               8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

                    YES   [   ]                NO       [X] 1

Item 1.        Exact name of Registrant:  Delaware Group Equity Funds I

Item 2.        State and Date of Organization:  Delaware; December 17, 1998

Item 3.        Form of Organization:  business trust

Item 4.        Classification of Registrant:  management company

Item 5(a).     Registrant is an open-end company.

Item 5(b).     Registrant is a diversified investment company.

Item 6.        Name and address of Investment Adviser of Registrant:

                    Delaware Management Company
                    a series of Delaware Management Business Trust 2005 Market Street
                    One Commerce Square
                    Philadelphia, PA 19103

Item 7.        Trustees and Officers of the Registrant:

                    Wayne A. Stork, Chairman and Trustee
                    David K. Downes, President, Chief Executive Officer, Chief
                         Operating Officer, Chief Financial Officer and Trustee
                    Walter P. Babich, Trustee
                    John H. Durham, Trustee
                    Anthony D. Knerr, Trustee
                    Ann R. Leven, Trustee
                    Thomas F. Madison, Trustee
                    Charles E. Peck, Trustee
                    Jan L. Yeomans, Trustee
                    Richard G. Unruh, Jr., Executive Vice President and Chief
                         Investment Officer, Equities
                    H. Thomas McMeekin, Executive Vice President and Chief
                         Investment Officer, Fixed Income
                    Richard J. Flannery, Esq., Executive Vice President and
                         General Counsel
                    Eric E. Miller, Esq., Senior Vice President, Deputy General
                         Counsel, Secretary
                    Joseph H. Hastings, Senior Vice President, Corporate
                         Controller
                    Michael P. Bishof, Senior Vice President, Treasurer
                    Gary A. Reed, Vice President, Senior Portfolio Manager Francis X. Morris, Vice President, Senior Portfolio Manager Andrea Giles, Assistant Vice President, Equity Research Christopher B. Driver, Assistant Vice President, Equity
                         Research


                    The  address  for each of the  trustees  and officers of the
                    Registrant:

                              1818 Market Street
                              Philadelphia, PA 19103

Item 8.             Not Applicable.

Item 9(a).          No.

Item 9(b).          Not Applicable.

Item 9(c). Yes. The Registrant, Delaware Group Equity Funds I, proposes to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization of Delaware Group Equity Funds I, Inc. (which is currently a registered investment company engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on December 28, 1999, before 9:00 a.m.
                    In this reorganization, the Registrant will receive all of the assets and liabilities of Delaware Group Equity Funds I, Inc. in exchange for shares of the Registrant.

Item 9(d).          No.

Item 9(e).          Not Applicable.

Item 10.            Current value of Registrant's total assets:
                         None

Item 11.            No.

Item 12.            None.


                                            SIGNATURES

                  Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 22nd day of December, 1999.


                                          DELAWARE GROUP EQUITY FUNDS I


                                          By /s/ Michael D. Mabry
                                             Michael D. Mabry, Vice President
                                             and Assistant Secretary


Attest: /s/ Michael T. Pellegrino
            Michael T. Pellegrino, Assistant Vice
            President, Assistant Secretary, Senior Counsel


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1      On October 29, 1999,  Delaware Group Equity Funds I filed  Post-Effective
       Amendment No. 109 to the registration statement on Form N-lA of Delaware Group Equity Funds I, Inc. in connection with the reorganization of Delaware Group Equity Funds I, Inc. into Delaware Group Equity Funds I. By and in Post-Effective Amendment No. 109, which was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act") to become effective on December 28, 1999, Delaware Group Equity Funds I, as successor, adopted the registration statement on Form N-1A of Delaware Group Equity Funds I, Inc. as its own registration statement pursuant to Rule 414 under the 1933 Act.